SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

Bradlees, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

None Issued
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
Page 7 of 7

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P., a Delaware Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  457,109

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  457,109

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  457,109

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.39%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Westgate International, L.P., a Cayman Islands Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  769,280

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  769,280

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  769,280

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.34%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Martley International, Inc., a Delaware corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  769,280

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  769,280

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  769,280

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.34%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock (the "Common Stock") of Bradlees, Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of March 16, 1999 and amends and supplements the Schedule 13D dated February 12, 1999 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.


ITEM 3.  Source and Amount of Funds or Other Consideration

         Elliott and Westgate received the shares of Common Stock beneficially owned by them pursuant to the Issuer's Plan of Reorganization under Chapter 11 of the Bankruptcy Code ("Plan of Reorganization").

         Elliott exchanged $19,473,703.45 face amount of trade claims it held against the Issuer for 389,473 shares of Common Stock (195,661 shares of which have not yet been received by Elliott). Elliott also exchanged $1,291,485.41 face amount of the Issuer's bank debt for 73,636 shares of Common Stock

         Westgate exchanged $17,297,930.53 face amount of trade claims it held against the Issuer for 345,958 shares of Common Stock (210,503 shares of which have not yet been received by Westgate). Westgate also exchanged $10,841,003.20 face amount of the Issuer's bank debt for 618,055 shares of Common Stock and warrants exchangeable for 42,667 shares of Common Stock.

ITEM 5.  Interest in Securities of the Issuer

         (a) Elliott beneficially owns 457,109 shares of Common Stock constituting 4.39% of all of the outstanding shares of Common Stock. Elliott holds 261,448 of such shares outright and is entitled to 195,661 additional shares of Common Stock under the terms of the Plan of Reorganization in exchange for $9,783,060.31 in trade claims Elliott held against the Issuer.

         Together, Westgate and Martley beneficially own 769,280 shares of Common Stock constituting 7.34% of all of the outstanding shares of Common Stock. Westgate holds 516,110 of such shares outright, holds warrants exchangeable for 42,667 shares, and is entitled to 210,503 additional shares of Common Stock under the terms of the Plan of Reorganization in exchange for $10,525,168.16 in trade claims Westgate held against the Issuer. In addition, Westgate may be entitled to approximately 11,551 additional shares of Common Stock under the terms of the Plan of Reorganization in exchange for $577,551 in trade claims Westgate holds against the Issuer which may be classified as "administrative claims." Westgate and Martley currently disclaim beneficial ownership of these 11,551 additional shares.

         Together, the Reporting Persons beneficially own a total of 1,226,389 shares of Common Stock constituting 11.49% of all of the outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate.

         (c) The following transaction was effected by Elliott during the past sixty (60) days:

                                                      Approximate Price per
                           Amount of Shares            Share (exclusive of
  Date            Security Bought (Sold)             commissions)_________

2/24/99           Common       (6,000)                   $4.5000

         The above transaction was effected by Elliott on NASDAQ in New York.

         The following transactions were effected by Westgate during the past sixty (60) days:

                                                     Approximate Price per
                           Amount of Shares            Share (exclusive of
  Date            Security Bought (Sold)             commissions)_________

2/24/99           Common              (6,000)                 $4.5000
2/25/99           Common              (7,000)                 $3.5893
2/25/99           Common             (10,900)                 $3.2500
2/26/99           Common              (8,500)                 $3.0184
2/26/99           Common            (100,000)                 $2.7500
3/01/99           Common            (100,000)                 $2.7300
3/01/99           Common              (5,000)                 $3.0000

         The above transactions were effected by Westgate on NASDAQ in New York.

         No other transactions that have not been previously reported were effected by either Elliott or Westgate during the past sixty (60) days.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

         (e)      Not applicable.


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:
March 16, 1999             ELLIOTT ASSOCIATES, L.P.


                                    By: /s/ Paul E. Singer
                                            Paul E. Singer
                                            General Partner


                                    WESTGATE INTERNATIONAL, L.P.

                                    By: Martley International, Inc.,
                                            as attorney-in-fact


                                            By: /s/ Paul E. Singer
                                                     Paul E. Singer
                                                     President


                                    MARTLEY INTERNATIONAL, INC.


                                    By: /s/ Paul E. Singer
                                            Paul E. Singer
                                            President